Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Nine months Ended September 30, 2006

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	$ 7,247
Minority interest	2,942
Equity in earnings of unconsolidated businesses	(616)
Dividends from unconsolidated businesses	29
Interest expense	1,798
Portion of rent expense representing interest	414
Amortization of capitalized interest	82

Income, as adjusted	$ 11,896

Fixed charges:
Interest expense	$ 1,798
Portion of rent expense representing interest	414
Capitalized interest	350
Preferred stock dividend requirement (1)	2

Fixed charges	$ 2,564

Ratio of earnings to fixed charges	4.64

(1)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid its last dividend.